

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 4, 2011

Via Fax & U.S. Mail

Mr. James J. Kohn
Chief Financial Officer
50 Briar Hollow Lane, Suite 500W
Houston, Texas 77027

> **Re:** **Nevada Gold & Casinos, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2010**
> **Filed July 29, 2010**
> **File No. 001-15517**

Dear Mr. Kohn:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended April 30, 2010

Statement of Operations, page 30

1. We note that you have recorded a $403,388 gain related to the sale of your development and loan agreement with BVR. Please tell us, and disclose in future filings, how this

amount was calculated or determined. Also, please tell us if this sale was to a related party and if so, explain to us why you believe gain recognition is appropriate.

Notes to the Financial Statements

– General

2. We note that during fiscal 2010 you had certain assets that are recorded at their fair value, such as goodwill, the American Heritage Receivable, and investments in development projects held for sale. Please revise future filings to include the disclosures set forth by ASC 820-10-50 for assets and liabilities that are recorded at fair value on either a recurring or nonrecurring basis.

Note 4. Investments in Development Projects

3. We note that in fiscal year 2009 you collected refundable deposits related to the Nevada Gold Vicksburg LLC and $2.3 million from the Gillman Group related to the sale of your equity investment in Route 66 Casinos. Please tell us where these cash receipts have been presented on the statements of cash flows. If they have been included in the line "accounts receivable and other assets" in the operating activities section, please tell us why you believe it is appropriate to present these cash flows as cash flows from operations. In light of the fact that the cash flows relate to the termination of an investment in a development project (Vicksburg) and the sale of an equity investee (Route 66), we would expect that the cash flows would be classified as investing activities. See guidance at ASC 230-10-45. Please advise or revise accordingly.

– Investments in Development Projects Held for Sale, page 40

4. We note that you own real property in the vicinity of Black Hawk, Colorado which is for sale and is listed with a broker. We further note that the amount recorded on the balance sheet relating to this land has been considered held for sale and carried at a similar amount since fiscal 2007. In light of the changes in the economy since 2007, especially the downturn in the real estate market, please explain to us why you believe the amount recorded on the balance sheet for this land is appropriately carried at the lower of cost or net realizable value at April 30, 2010 and also at October 31, 2010. Include in your response, the nature and results of any impairment analysis' performed on this asset since fiscal 2008.

Note 5. Notes and BVO Receivable

– Notes Receivable – Development Projects, page 40

5. We note you have recorded a $1.7 million receivable as of April 30, 2010 and 2009 related to amounts owed by Big City Capital. We further note your disclosure that the repayment of these loans will be largely dependent upon the ability to obtain financing for the development project and/or the performance of the development project. Please explain to us why you believe that the $1.7 million amount is collectible as of April 30, 2010 and 2009, as well as of October 31, 2010 and is appropriately recorded as a receivable.

– BVO Receivable, page 41

6. We note from your disclosure that in fiscal 2009 you sold your 40% interest in Buena Vista Development to BVO for $16 million cash and a $4 million receivable. Please tell us how you accounted for the sale of this ownership interest, including how you calculated any gain or loss recorded on the sale. Also, in light of the disclosure that the $4 million is due no later than two years after the opening of a gaming/entertainment facility to be built by BVD, please tell us why you believe that the $4 million receivable is collectible as of April 30, 2010 and October 31, 2010. Further, explain to us why you believe it is appropriate to recognize this as a receivable at the time of the sale of your 40% interest, rather than as contingent consideration to be recorded when received by the Company.   Additionally, please tell us how you have accounted for the 5% interest in the Class B membership interest that you are entitled to as a result of this transaction.

Note 7. Acquisition, page 41

7. We note that during fiscal 2010 you acquired certain assets of Crazy Moose Casino, Inc., Crazy Moose II. Inc., Coyote Bob's Inc., and Gullwing III Inc. for $15,962,200. Please tell us, and revise future filings to disclose, (1) the primary reasons for the business combination; and (2) a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the Company, intangible assets that do not qualify for separate recognition, or other factors. See guidance in ASC 805-10-50-2.

Note 18. Subsequent Event, page 48

8. We note that on July 23, 2010 you acquired six additional casinos for a purchase price of $11.07 million. Please provide us with, and disclose in future filings, a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the casinos and the Company, intangible assets that do not qualify for separate recognition, or other factors. Also, please provide for us the final purchase price allocation which identifies the nature of any current assets and current liabilities acquired. Also, please note that in future filings, acquisitions completed after the date of the financial statements but before the financial statements are issued should include the disclosures required by ASC 805-10-50 and 805-30-50 unless the information is incomplete.

9. We note from your disclosure that the purchase price of $11.07 million was made up of $6 million in cash and a $5.07 million credit agreement. However, in the pro forma balance sheet and notes, it appears that only $5 million of cash was paid for the acquisition. Please tell us the nature and amount of all consideration issued in this acquisition and explain why a cash payment of only $5.0 million is reflected in the pro forma balance sheet when the disclosure in the last paragraph on page 48 indicated $6.0 million in cash consideration was paid. Also, please tell us how the nature of the $1.2 million asset that was recorded on the balance sheet as investment in development projects immediately prior to the acquisition nad which was "reclassified" in the adjustment made to the pro forma balance sheet. As part of your response, please explain where this amount was reclassified to in the pro forma balance sheet.

Form 10-Q for the Quarter Ended October 31, 2010

Statements of Operations, page 3

10. We note that you recorded a $384,414 gain on the sale of assets in the six months ended October 31, 2010. Please explain to us and revise the notes to your financial statements in future filings to explain the nature of the assets that were sold and provide us details of how this gain was calculated or determined.

Note 12. Acquisition, page 12

11. We note your disclosure that Note 12 includes a summary of the preliminary purchase price allocation, using the values agreed to at closing. In light of the fact that it appears certain allocated amounts have been revised subsequent to the disclosure in the fiscal year 2010 Form 10-K and Form 8-K furnished September 15, 2010, please tell us and disclose in future filings, if the purchase price allocation is still preliminary or whether it has been finalized. Also, please tell us and revise future filings to disclose the useful life attributed to the acquired customer relationships.

Note 15. Pro forma Financials, page 16

12. We note that you have included a pro forma adjustment to account for interest expense on the long-term debt for 174 days and to amortize the customer relationship intangible asset for 174 days. In light of the fact that the pro forma adjustments give effect to the acquisition as if it occurred as of May 1, 2010, and the historical results of operations have included the acquisition from July 23, 2010 through October 31, 2010, we would expect that these pro forma adjustments would only include a period of 84 days (the period May 1, 2010 through July 23, 2010). Please revise future filings accordingly.

Form 8-K filed September 15, 2010

13. Please revise to include an independent auditors' report which includes the name, or signature of the auditor. See Rule 2-02 of Regulation S-X.

14. We note that in your Form 8-K filed September 15, 2010, you have included financial statements of Gaming Consultants, Inc. and Affiliates (the acquiree) for the year ended December 31, 2009 which is the latest fiscal year of the acquire prior to the acquisition by the Company. Please tell us how you determined that it was appropriate to only include one year of audited financial statements. Include in your response the results of your significance tests as required under Rule 8-04. It would appear that at the very least, unaudited financial statements of the most recent interim period prior to the acquisition date are required. Please advise or revise accordingly.

- Pro Forma Financial Statements as of the Fiscal Year April 30, 2010

15. We note that your pro forma balance sheet included in your Form 8-K is as of April 30, 2010, and the pro forma statement of operations is for the fiscal year ended April 30, 2010. In light of the fact that the audited financial statements of the acquired entity is for the year ended December 31, 2009, it is not clear from your disclosures how the amounts as of and for the year ended April 30, 2010 were derived for the acquired entity. Please revise to disclose in a detailed note which explains how the amounts for the twelve months ended April 30, 2010 were calculated or determined. Also, please explain to us why the impairment on goodwill and notes receivable recorded for the year ended December 31, 2009 on Gaming Consultant's historical financial statements, is not included in the operating results of the acquired casinos for the twelve months ended April 30, 2010 as presented on the pro forma statement of operation.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(713) 621-6919